Exhibit 99.1

C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

HCR ManorCare, Inc. For the years ended December 31, 2017, 2016 and 2015 With Report of Independent Auditors

Report of Independent Auditors

The Board of Directors and Shareholders of HCR ManorCare, Inc.

We have audited the accompanying consolidated financial statements of HCR ManorCare, Inc. which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of cash flows and consolidated statements of equity for each of the three years in the period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCR ManorCare, Inc. at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with U.S. generally accepted accounting principles.

HCR ManorCare, Inc.’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has recurring losses from operations, non-compliance with the terms of the master lease, and uncertainty regarding the ability to repay or refinance its credit agreement, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plan regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Toledo, Ohio
February 2, 2018,
except for Note 19, as to which the date is March 8, 2018

HCR ManorCare, Inc.

Consolidated Balance Sheets

	December 31,
	2017	2016
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$163,411	$130,618
Restricted cash and cash equivalents	107,325	8,890
Receivables, less allowance for doubtful accounts of $88,634 and $92,939, respectively	464,317	490,403
Prepaid expenses and other assets	13,845	11,701
Income taxes receivable	1,179	804
Assets held for sale, less allowance for losses	3,710	21,514
Total current assets	753,787	663,930

Net property and equipment	2,441,451	2,534,613
Goodwill	662,641	662,641
Intangible assets	300,943	300,923
Other assets	105,401	105,391
Total assets	$4,264,223	$4,267,498

Liabilities and Equity
Current liabilities:
Accounts payable	$127,961	$133,511
Employee compensation and benefits	142,145	150,190
Accrued provider assessments	49,568	50,246
Accrued insurance liabilities	119,361	128,550
Other accrued liabilities	199,089	81,355
Debt and financing obligation due in one year, net of issuance costs	461,788	437,375
Total current liabilities	1,099,912	981,227

Long-term debt and financing obligation	5,539,560	5,288,888
Deferred income taxes	80,385	120,630
Other liabilities	398,064	505,673

Redeemable preferred stock - series A, $0.01 par value, redemption value $1,025 per share; 2,000 shares authorized, issued and outstanding	2,050	2,050

Equity:
HCR ManorCare, Inc. shareholders' equity:
Preferred stock, $0.01 par value, 49,998,000 shares authorized; none issued	—	—

Common stock, $0.01 par value, 55,000,000 shares authorized; 44,949,771 and 46,830,718 shares issued, respectively	449	468
Capital in excess of par value	3,036,275	3,036,256
Accumulated deficit	(5,890,969)	(5,669,240)
Accumulated other comprehensive loss	(3,685)	(1,418)
Total HCR ManorCare, Inc. shareholders' equity	(2,857,930)	(2,633,934)
Noncontrolling interest	2,182	2,964
Total equity	(2,855,748)	(2,630,970)
Total liabilities and equity	$4,264,223	$4,267,498

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2017	2016	2015
	(In thousands)

Revenues	$3,741,136	$3,842,739	$4,079,575
Expenses:
Operating	3,210,166	3,239,374	3,410,538
General and administrative	173,640	135,259	137,992
Depreciation and amortization	128,791	129,507	137,437
Asset impairment	14,807	1,947,435	-
	3,527,404	5,451,575	3,685,967

Income (loss) before other (expenses) income and income tax (benefit) expense	213,732	(1,608,836)	393,608

Other (expenses) income:
Interest expense	(486,002)	(458,527)	(457,557)
Loss on extinguishment of debt	(4,385)	—	—
Loss on disposal of assets	(4,312)	(8,911)	(46,720)
Equity in earnings of affiliated company	8,842	12,891	10,567
Interest income and other	4,204	3,673	386
Total other expenses, net	(481,653)	(450,874)	(493,324)

Loss from continuing operations before income tax (benefit) expense	(267,921)	(2,059,710)	(99,716)
Income tax (benefit) expense	(45,725)	1,100,956	5,586
Loss from continuing operations	(222,196)	(3,160,666)	(105,302)

(Loss) income from discontinued operations, net of taxes	(115)	26	(5,540)
Net loss	(222,311)	(3,160,640)	(110,842)
Less net loss attributable to noncontrolling interest	(782)	(2,045)	(895)
Net loss attributable to controlling interest	$(221,529)	$(3,158,595)	$(109,947)

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Comprehensive Loss

	Year ended December 31,
	2017	2016	2015
	(In thousands)
Net loss	$(222,311)	$(3,160,640)	$(110,842)

Other comprehensive (loss) income from defined benefit pension plans, net of tax	(2,267)	(443)	1,853
Comprehensive loss	(224,578)	(3,161,083)	(108,989)
Less comprehensive loss attributable to noncontrolling interest	(782)	(2,045)	(895)
Comprehensive loss attributable to controlling interest	$(223,796)	$(3,159,038)	$(108,094)

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2017	2016	2015
	(In thousands)
Operating Activities
Net loss	$(222,311)	$(3,160,640)	$(110,842)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	128,791	129,507	137,437
Deferred finance fee amortization	10,740	3,342	3,401
Pension amortization	1,665	63	262
Loss on debt extinguishment	4,385	—	—
Interest expense in excess of cash payments	142,721	13,929	—
Asset impairment	14,807	1,947,435	—
Unrealized investment (gain) loss	(1,580)	(1,280)	2,208
Provision for bad debts	83,576	75,171	83,833
Provision for deferred income tax (benefit) expense	(41,160)	1,103,509	1,538
Net loss on sale of assets, securities, and other	4,500	9,027	40,615
Equity in earnings of affiliated company	(8,842)	(12,891)	(10,567)
Changes in assets and liabilities:
Receivables	(57,490)	(112,188)	(78,262)
Prepaid expenses and other assets	4,416	22,195	19,414
Liabilities	(16,429)	41,981	52,945
Total adjustments	270,100	3,219,800	252,824
Net cash provided by operating activities	47,789	59,160	141,982

Investing Activities
Investment in property and equipment	(55,385)	(50,674)	(81,044)
Investment in systems development	(262)	(1,210)	(1,555)
Proceeds from sale of assets	19,407	114,609	221,623
Purchase of securities	(17,316)	(7,523)	(17,277)
Proceeds from sale of securities	14,029	5,195	12,204
Purchase of noncontrolling interest	—	(110)	(2,309)
Net change in restricted cash and cash equivalents	(96,787)	10,424	(3,545)
Net cash (used in) provided by investing activities	(136,314)	70,711	128,097

Financing Activities
Proceeds from issuance of debt	550,000	—	—
Payment of debt and financing obligation	(402,765)	(141,814)	(271,946)
Proceeds from financing obligation	—	17,779	—
Payment of financing costs	(25,717)	—	(1,824)
Preferred dividends paid	(200)	(200)	(200)
Contributions from noncontrolling interest	—	—	1,536
Distributions to noncontrolling interest	—	—	(513)
Net cash provided by (used in) financing activities	121,318	(124,235)	(272,947)

Net increase (decrease) in cash and cash equivalents	32,793	5,636	(2,868)
Cash and cash equivalents at beginning of year	130,618	124,982	127,850
Cash and cash equivalents at end of year	$163,411	$130,618	$124,982

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Equity

			Shareholders' Equity
					Accum.
			Capital in		Other	Non-
	Common Stock		Excess of	Accumulated	Comp.	controlling	Total
	Shares	Amount	Par Value	Deficit	Loss	Interest	Equity
	(In thousands)
Balance at January 1, 2015	45,222	$452	$3,037,783	$(2,400,298)	$(2,828)	$5,868	$640,977
Issuance of restricted stock	1,640	16	(16)				—
Forfeited non-vested shares	(31)	—	—				—
Tax deficiency from stock transactions			(79)				(79)
Purchase of noncontrolling interest			(1,412)			(897)	(2,309)
Contributions from noncontrolling interest						1,536	1,536
Distributions to noncontrolling interest						(513)	(513)
Preferred dividends				(200)			(200)
Net loss				(109,947)		(895)	(110,842)
Other comprehensive income					1,853		1,853
Balance at December 31, 2015	46,831	$468	$3,036,276	$(2,510,445)	$(975)	$5,099	$530,423
Purchase of noncontrolling interest			(20)			(90)	(110)
Preferred dividends				(200)			(200)
Net loss				(3,158,595)		(2,045)	(3,160,640)
Other comprehensive loss					(443)		(443)
Balance at December 31, 2016	46,831	$468	$3,036,256	$(5,669,240)	$(1,418)	$2,964	$(2,630,970)
Preferred dividends				(200)			(200)
Forfeited non-vested shares	(1,881)	(19)	19
Net loss				(221,529)		(782)	(222,311)
Other comprehensive loss					(2,267)		(2,267)
Balance at December 31, 2017	44,950	$449	$3,036,275	$(5,890,969)	$(3,685)	$2,182	$(2,855,748)

See accompanying notes.

HCR ManorCare, Inc.

Notes to Consolidated Financial Statements

1.  General Information

Nature of Operations

HCR ManorCare, Inc. and subsidiaries (collectively, the Company) is a healthcare services provider that owns and operates skilled nursing and rehabilitation centers, assisted living facilities, memory care facilities, hospice and home care agencies, and outpatient rehabilitation clinics.  As of December 31, 2017, the long-term care business operates in 296 centers in 25 states, with 67% located in Florida, Illinois, Michigan, Ohio, and Pennsylvania.  Hospice and home health services are based in 109 offices located in 23 states.  Rehabilitation therapy services are provided in 52 outpatient therapy clinics as well as in a variety of other settings including skilled nursing centers, schools, and hospitals.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of HCR ManorCare, Inc. and its wholly-owned and majority-owned subsidiaries.  Intercompany accounts and transactions with subsidiaries have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and include amounts based upon the estimates and judgments of management.  Significant items subject to estimation include valuation of goodwill, other intangible and long-lived assets, allowance for doubtful accounts, deferred tax assets, self-insurance liabilities, income tax contingencies, and other contingencies.  Actual results could differ from those estimates.

The Company uses the equity method to account for an investment in an entity in which it has less than a majority interest but can exercise significant, but not a controlling, influence.  The investment, a 50% ownership and voting interest in a pharmacy business, is classified on the accompanying balance sheets as other long-term assets in the amount of $17.8 million and $17.0 million at December 31, 2017 and 2016, respectively.  The investment, originally recorded at cost, is adjusted to recognize the Company’s share of the net earnings or losses of the affiliate as they occur.  The Company’s purchases from the business amounted to $78.5 million in 2017, $103.3 million in 2016, and $105.8 million in 2015.  The Company had a payable to the business of $14.7 million and $15.6 million at December 31, 2017 and 2016, respectively.  The Company received dividends of $8.1 million in 2017, $14.3 million in 2016, and $10.2 million in 2015.

Unless otherwise indicated, all disclosures and amounts in the notes related to the statement of operations include only the Company’s continuing operations.

2.  Significant Accounting Policies

Cash and Cash Equivalents

Investments with an original maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents include funds providing collateral for letters of credit and self-insurance obligations, funds held by the Company’s captive insurance subsidiary, and resident trust funds.  Non-current restricted cash and cash equivalents of $1.9 million and $3.6 million December 31, 2017 and 2016, respectively, are held in a rabbi trust described in the Marketable Securities policy.  The current portion of restricted cash and cash equivalents is reported on a separate line item of the consolidated balance sheets and the non-current portion is included in other long-term assets.

Receivables and Revenues

Revenues are derived from services rendered to patients for long-term care, including skilled nursing and assisted living services, hospice and home health care, and rehabilitation therapy.  Revenues are recognized as services are provided.  Revenues are recorded net of provisions for discount arrangements with commercial payors and contractual allowances with third-party payors, primarily Medicare and Medicaid.  Revenues realizable under third-party payor agreements are subject to change due to examination and retroactive adjustment.  Estimated third-party payor adjustments and settlements are recorded in the period the related services are rendered.  The methods of making such estimates are reviewed periodically, and differences between the net amounts accrued and subsequent settlements or estimates of expected settlements are reflected in the current period results of operations.  Settlements included in accounts receivable were $36.7 million and $30.8 million at December 31, 2017 and 2016, respectively.  Settlements payable were $6.3 million and $9.6 million at December 31, 2017 and 2016, respectively, which are included in other current liabilities.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on certain factors, such as historical and current collection trends, and aging categories.  The percentage that is applied to the receivable balances is based on the Company’s historical experience for each particular pay source.  Accounts are written off when all reasonable internal and external collection efforts have been performed.

The activity in the allowance for doubtful accounts was as follows:

	2017	2016	2015
	(In thousands)
Balance at January 1	$92,939	$100,261	$94,309
Charged to costs and expenses	83,576	75,171	83,833
Deductions	(87,881)	(82,493)	(77,881)
Balance at December 31	$88,634	$92,939	$100,261

The deductions included uncollectible accounts that were written off net of recoveries received.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally three to ten years for equipment and furnishings and three to 40 years for buildings and improvements.  Leasehold improvements are amortized over the shorter of the useful life or the contractual term of the lease.  Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets.

Sale-Leaseback Financing Obligation

The Company accounts for sale-leaseback transactions as financing arrangements when, as seller/lessee, it has continuing involvement with the property sold.  The properties remain on the consolidated balance sheets after the sale-leaseback and depreciation continues over the remaining useful lives.  No gain is recognized, and proceeds from the transaction are recorded as a financing obligation.  The contractual lease payments are recorded in part as interest expense and in part as a payment of principal reducing the financing obligation.  See Note 4 and Note 10 for discussion of lease transactions and financing obligations.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.  Indefinite-lived intangible assets include trademarks, tradenames, and certificates of need, which are recorded based on fair value.  The Company’s reporting units are consistent with its operating segments.  The Company’s remaining goodwill relates to the hospice and home health reportable segment.  Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually on October 1 for impairment, or more frequently if events or circumstances arise which indicate there may be an impairment of a reporting unit, using a fair value methodology.  In performing the review of the fair value of the reporting unit, the Company considers qualitative factors as well as quantitative factors such as cash flow analysis, which projects the future cash flows and discounts those cash flows to the present value.  The projection of future cash flows is dependent upon assumptions regarding future levels of income, including changes in Medicare and Medicaid reimbursement regulations.  If carrying value exceeds fair value, the goodwill or indefinite-lived intangible assets are potentially impaired, subject to additional analysis.  See Note 8 for a discussion of the Company’s impairment of goodwill.

Asset Impairments

The carrying value of property and equipment is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the useful life may need to be changed.  The Company considers internal and external factors relating to each asset, including cash flows, contract changes, local market developments, national health care trends, and other publicly available information.  If these factors and the projected undiscounted cash flows of the business over the remaining useful life indicate that the asset will not be recoverable, the carrying value is adjusted to the estimated fair value.  See Note 8 for a discussion of the Company’s impairment of property and equipment.

Marketable Securities

The Company invests in fixed income mutual funds and securities, which are classified as trading securities and included in other long-term assets in the consolidated balance sheets.  Trading securities are recorded at fair value with any investment gains or losses recognized currently in interest income and other on the statements of operations.  The Company does not intend to engage in active trading of the securities as the assets are held in a rabbi trust that was established to approximate the Company’s liability for certain retirement benefits.  There was dividend income of $1.7 million in 2017, $1.8 million in 2016, and $2.7 million in 2015.  Net realized losses recognized in earnings were $0.2 million in 2017, $0.1 million in 2016, and $0.5 million in 2015.  The net unrealized activity recognized in earnings included gains of $1.6 million in 2017, gains of $1.3 million in 2016, and losses of $2.2 million in 2015.  As of December 31, 2017 and 2016, the Company did not have any investments classified as available-for-sale or held-to-maturity.

Insurance Risks

The Company purchases general and professional liability insurance and maintains an unaggregated self-insured retention per occurrence ranging from $0.5 million to $12.5 million, depending on the policy year and state where the respective Company operation is located.  Provisions for estimated settlements, including incurred but not reported claims, have been provided on an undiscounted basis in the period to which the coverage relates based on internal and external evaluations of the merits of the individual claims and an analysis of claim history.  Management reviews the total liability based on the Company’s historical data and review of recent claims, cost and other trends, and records any resulting adjustments in current results of operations.  Claims are paid over varying periods, which generally range from one to eight years after occurrence.  See Note 12 for further discussion.

The Company’s workers’ compensation insurance consists of a combination of insured and self-insured programs and limited participation in certain state programs.  Under insured programs, the Company is responsible for up to $0.5 million per occurrence.  For self-insured programs, the Company is responsible for up to $1.0 million per occurrence and maintains insurance above this amount.  The Company records an estimated liability, including incurred but not reported claims, for all losses attributable to workers’ compensation claims based on internal evaluations and an analysis of claim history based on loss claim data, trends, and assumptions.  Claims are paid over varying periods and are generally fully paid within eight years.  The workers’ compensation liability had a short-term component of $22.1 million and $21.7 million at December 31, 2017 and 2016, respectively, included in accrued insurance liabilities, and a long-term component of $29.5 million and $35.4 million at December 31, 2017 and 2016, respectively, included in other long-term liabilities.  The expense for workers’ compensation was $21.7 million for 2017, $19.7 million for 2016, and $26.4 million for 2015, which is included in operating expenses.

The Company also provides self-insured medical healthcare benefits to the majority of its employees and is fully responsible for all losses covered by these plans.  The liabilities for self-insured general and professional claims, workers compensation claims, and healthcare benefits are estimated utilizing assumptions about damage awards with regard to unpaid claims.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and restricted cash and cash equivalents, which the Company maintains with various financial institutions.  The Company’s credit agreement places limitations on the types of investments that can be held.  The majority of the Company’s cash equivalents are invested in money market funds.  As part of its cash and risk management process, the Company performs periodic evaluations of the relative credit standing of the financial institutions.  The Company has not sustained credit losses from instruments held at financial institutions.

Income Taxes

The Company accounts for income taxes and related accounts under the liability method.  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse.  All deferred taxes are classified as noncurrent.  A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax balance will not be realized.  See Note 9 for a discussion of the Company’s valuation allowance.

The Company records a liability for unrecognized tax benefits when an uncertain tax position does not meet the more-likely-than-not recognition threshold.  This amount is analyzed on a quarterly basis and adjusted based upon changes in facts and circumstances.  The Company’s effective tax rate includes recognition and adjustments to this amount.  Interest and penalties related to income taxes are recorded as income taxes in the statements of operations.

New Accounting Standards (not Effective)

In March 2017, amendments to accounting standards were issued that are intended to improve the presentation of net periodic pension cost and postretirement benefit cost.  The amendments will be effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods.  Early adoption is permitted at the beginning of the annual period for which financial statements have not been issued or made available for issuance.  Adopting these amendments is not expected to have a material effect on the Company’s financial position or results of operations.

In January 2017, amendments to accounting standards were issued that clarified the definition of a business.  The amendments will be effective for annual periods beginning after December 15, 2017 for public companies, including interim periods within those periods.  Adopting the amendments is not expected to have a material effect on the Company’s consolidated financial statements.

In January 2017, amendments to accounting standards were issued that eliminate the second step of the annual goodwill impairment test and change the definition of goodwill impairment from excess carrying value over implied value of goodwill to excess carrying value over fair value of the reporting unit.  The amendments will be effective for impairment tests within fiscal years beginning after December 15, 2019 for public companies.  Early adoption is permitted for annual testing dates after January 1, 2017.  Adopting the amendments is not expected to have a material effect on the Company’s consolidated financial statements.

In November 2016, amendments to accounting standards were issued that eliminate the diversity in practice related to the presentation and classification of changes in restricted cash and cash equivalents in the statement of cash flows.  Amounts generally described as restricted cash and restricted cash equivalents will be required to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.  The amendments will be effective for fiscal years beginning after December 15, 2017 for public companies.  Early adoption is permitted.  Adopting the amendments is not expected to have a material effect on the Company’s consolidated financial statements.

In August 2016, amendments to accounting standards were issued that reduce the diversity in practice related to the presentation and classification of certain cash receipts and cash payments in the statement of cash flows.  The amendments will be effective for fiscal years beginning after December 15, 2017 for public companies.  Early adoption is permitted.  Adopting the amendments is not expected to have a material effect on the Company’s consolidated financial statements.

In February 2016, amendments to lease accounting standards were issued that, with a few exceptions, change the accounting for leases from existing practice.  The new provisions require a lessee to recognize a liability to make lease payments and a right-of-use asset (representing its right to use the underlying asset for the lease term) in the consolidated balance sheets for all leases longer than 12 months.  The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the previous accounting standards, but without explicit bright lines.  Operating leases will continue to reflect a straight-line rent expense, and finance leases will reflect expense based on the interest method.  The amendments will be effective for fiscal years beginning after December 15, 2018 for public companies.  Early adoption is permitted.  The Company is considered to be a public business entity due to the inclusion of its financial statements in another entity’s SEC filing.  A September 2017 accounting standards update provided a one year deferral of the effective date to entities in this situation.  Adopting the amendments is expected to have a material effect on the Company's financial position.  The Company is evaluating the impact on its results of operations and expects no impact on liquidity.

In January 2016, amendments to accounting standards were issued that make targeted improvements in the recognition, measurement, presentation, and disclosure requirements of financial instruments.  The amendments will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 for public companies.  Early adoption is not permitted.  Adopting these amendments is not expected to have a material effect on the Company’s financial position or results of operations.

In May 2014, amendments to the accounting standards regarding revenue from contracts with customers were issued that supersede most current revenue recognition guidance, including industry-specific guidance.  The core principal of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  Additionally, the new standard requires additional disclosures to help users of financial statements better understand the nature, amount, timing, and potential uncertainty of revenue that is recognized.  In 2016 and 2017, related amendments were issued to clarify certain terms and the scope of the original amendments.  The original and all related amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 for public companies.  Early adoption is permitted only for reporting periods beginning after December 15, 2016.  The Company is considered to be a public business entity due to the inclusion of its financial statements in another entity’s SEC filing.  A September 2017 accounting standards update provided a one year deferral of the effective date to entities in this situation.  The Company is evaluating the impact of this new standard on its revenue recognition policies and disclosures.

3.  Going Concern Assessment

The consolidated financial statements have been presented on the basis that the Company would continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  In its annual going concern assessment, management considered the Company’s recent losses, which were primarily caused by several consecutive years of challenging operating environment in the long-term care segment of the business.

The Company’s primary liability is its financing obligation associated with a 2011 master lease and guaranty as described in Note 10.  In response to the challenging long-term care operating environment, the lessor and the Company agreed to several amendments to the master lease in 2015 through 2017 that provided both reductions and deferrals of the contractual rent payments.  As further discussed in Note 4, due to nonpayment of reduced rent there was an event of default under the terms of the master lease agreement in 2017.  The lessor acted on one of its available remedies by filing a complaint against the company seeking appointment of an independent receiver for the leased facilities.  Other remedies available to the lessor, including the ability to terminate the master lease, raise substantial doubts about the Company’s ability to continue as a going concern.

As discussed in Note 10, the Company extinguished its prior term loan in 2017 and entered into a new credit agreement.  The Company has met all its payment obligations and remains in full compliance with all terms of the new credit agreement.  Absent an extension, the principal balance under the new credit agreement is due in full in January 2019.  The uncertainty concerning the Company’s ability to obtain funds to repay the loan or obtain alternative financing by the due date raised substantial doubts about the Company’s ability to continue as a going concern.

Management plans to continue discussions with the lessor concerning a restructuring of the master lease and other economic relationships between the parties.  Further, management intends to remain compliant with the terms of the credit agreement and to extend or refinance the balance due, if needed, before the due date.  These actions would enable the Company to meet its estimated liquidity needs for more than twelve months and mitigate the relevant conditions that raise substantial doubt about the Company’s ability to continue as a going concern.  However, management cannot presume that successful restructuring with the lessor will be achieved or that the credit agreement will be extended or refinanced.  Please refer to Note 19 for an update on subsequent events regarding the restructuring plan.

4.  Master Lease and Restructuring

The Company entered into a sale-leaseback transaction in 2011 that was accounted for as a financing arrangement.  Refer to Note 10 for further information regarding accounting for the master lease and the related financing obligation prior to 2017.  The Company and the lessor entered into a forbearance agreement amending the master lease effective April 5, 2017.  Among other things, the agreement reduced cash rent payments for each of April, May, and June 2017, and deferred the amounts otherwise due for those periods until the earlier of (i) July 5, 2017 or (ii) upon early termination of the agreement.  The lessor also agreed to provide a temporary secured extension of credit of up to $7.0 million per month during each of April, May and June of 2017, which would become due and payable in full no later than December 31, 2017.

In May 2017, the Company’s Board of Directors engaged a Chief Restructuring Officer and other advisors to assist in efforts to restructure the Company’s debt financing and master lease.  At the recommendation of the Company’s Board of Directors, the Company began to segregate the cash flow generated by the leased properties and, beginning June 1, 2017, made partial payments of the contractual rent that was otherwise due.

On July 7, 2017, the lessor delivered a notice of default under the master lease related to nonpayment of a portion of contractual rent due in June and July and demanded payment in full by July 14, 2017.  Nonpayment of rent by the demand date created an event of default under the master lease that caused $265.2 million related to the tranche B deferred rent obligation to become immediately due.  The event of default permitted the lessor to terminate the master lease, seek to appoint receivers, or exercise other remedies with respect to any and all leased properties.  On August 17, 2017, the lessor commenced an action in the Superior Court of the State of California for the County of Los Angeles to appoint an independent receiver for the leased properties.  On January 26, 2018, the Company filed a motion to dismiss the California receivership action.

On December 22, 2017, the Company and the lessor entered into a second forbearance agreement amendment which reduced the monthly cash rent payments due under the master lease to $23.5 million for the period from December 2017 through November 2018.  The total amount of the reduction from the payments otherwise due was scheduled for payment on November 30, 2018.  The agreement included notice by the Company that it expects to be unable to pay a material portion of the reduced cash rent.

The amount of rent deferred under the second forbearance agreement as of December 31, 2017 was approximately $16.0 million.  The Company has included all past due rent amounts and the tranche B deferred rent obligation in the amount of lease payments due in 2018 disclosed in Note 11.  The same schedule of future payments was used to adjust the amortization of the financing obligation principal and to calculate the related interest expense on the financing obligation for the post-amendment period.  Cash rent payments were $289.7 million in 2017, $442.1 million in 2016, and $482.6 million in 2015.  The Company continues to be engaged in negotiations with the lessor regarding the master lease as well as various other restructuring activities.  The Company incurred costs of approximately $30.8 million during 2017 related to these matters, which are included in general and administrative expenses.  Please refer to Note 19 for an update on subsequent events regarding the restructuring plan.

5.  Revenues

The Company receives payment through reimbursement from Medicare and Medicaid programs, self-pay patients, and other third party payors.  Revenues under Medicare and Medicaid programs totaled $2.6 billion for 2017, $2.6 billion for 2016, and $2.8 billion for 2015.  See Note 18 for revenues by reportable operating segment.

6.  Divestitures

In 2015, the Company entered into an agreement with its lessor to sell non-strategic leased long-term care facilities.  Seven facilities were sold in 2017, twenty-one facilities were sold in 2016, and twenty facilities were sold in

2015.  The results of operations of these facilities were reported in continuing operations because the disposal did not have a major effect on the Company’s financial results.  The pre-tax loss included in continuing operations related to the sold facilities was $2.7 million in 2017, $36.5 million in 2016, and $88.9 million in 2015.  The pre-tax loss in 2017 included a loss on sale of assets of $1.3 million.  The pre-tax loss in 2016 included a loss on sale or disposal of assets of $15.9 million, which was partially offset by a gain on sale of assets of $3.3 million.  The pre-tax loss in 2015 included a loss on disposal of assets of $79.9 million, which was partially offset by a gain on sale of assets of $33.2 million.  Assets related to an additional leased facility were sold in 2016 for a gain on sale of $4.3 million.  In 2017, additional net property and equipment related to a skilled nursing facility was classified as held for sale.  The sale is expected to close in January 2018 for an estimated gain of $8.6 million.

Assets held for sale were as follows as of December 31:

	2017	2016
	(In thousands)
Net property and equipment	$3,710	$30,201
Goodwill	—	12,421
Intangible assets	—	927
	3,710	43,549
Allowance for losses	—	(22,035)
Assets held for sale, less allowance for losses	$3,710	$21,514

7.  Property and Equipment

At December 31, property and equipment held and used consisted of the following:

	2017	2016
	(In thousands)
Property and equipment - owned
Land and improvements	$4,322	$5,669
Buildings and improvements	26,602	33,293
Equipment and furnishings	30,880	29,428
Construction in progress	5,913	3,522
	67,717	71,912
Less accumulated depreciation	28,700	26,338
	39,017	45,574
Property and equipment related to financing obligation and capital leases
Land and improvements	433,631	440,874
Buildings and improvements	2,430,809	2,438,942
Leasehold improvements	197,131	174,779
Equipment and furnishings	185,908	178,864
Construction in progress	3,275	9,644
	3,250,754	3,243,103
Less accumulated depreciation	848,320	754,064
	2,402,434	2,489,039
Net property and equipment	$2,441,451	$2,534,613

Depreciation expense, including depreciation of assets subject to capital lease and financing obligations, amounted to $127.8 million for 2017, $128.3 million for 2016, and $136.3 million for 2015.

8.  Assets Measured at Fair Value and Impairments

Fair value is a market-based measurement determined based on the assumptions that market participants would use in pricing the asset or liability.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following three-tier hierarchy prioritizes the inputs used in measuring fair value:

Level 1:  Observable inputs such as quoted prices in active markets;

Level 2:  Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:  Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

Recurring Measurements

The fair values of the Company’s financial assets measured on a recurring basis were determined using the following inputs (in thousands):

	December 31, 2017
	Level 1	Level 2	Total
Assets:
Cash and cash equivalents	$163,411	$—	$163,411
Current restricted cash and equivalents	107,325	—	107,325
Non-current restricted cash and equivalents	1,852	—	1,852
Trading securities	35,838	19,754	55,592
Total assets	$308,426	$19,754	$328,180

	December 31, 2016
	Level 1	Level 2	Total
Assets:
Cash and cash equivalents	$130,618	$—	$130,618
Current restricted cash and equivalents	8,890	—	8,890
Non-current restricted cash	3,570	—	3,570
Trading securities	45,181	5,731	50,912
Total assets	$188,259	$5,731	$193,990

The Company’s trading securities are invested in a diversified portfolio of fixed income mutual funds and individual debt securities (bonds) that are liquid and actively traded on the exchanges.  Trading securities are included in other long-term assets in the consolidated balance sheets.  The mutual funds principally invest in highly-rated, investment-grade corporate fixed income securities.

Non-recurring Measurements

The fair value of the Company’s goodwill and indefinite-lived intangible assets measured on a non-recurring basis determined using Level 3 inputs at December 31 was as follows:

	Long-Term Care		Hospice and Home Health
	2017	2016	2017	2016
	(In thousands)
Goodwill	$—	$—	$662,641	$662,641

Owned trademarks and tradenames (non-amortizing)	$187,692	$187,692	$87,000	$87,000
Certificates of need (non-amortizing)	26,251	26,231	—	—
Intangible assets	$213,943	$213,923	$87,000	$87,000

Accumulated goodwill impairment charges were $2.7 billion at both December 31, 2017 and 2016.  There were no goodwill impairment indicators for the Company’s  hospice and home health reporting unit in 2017 or 2016.

In 2016, the Company recorded a non-cash goodwill impairment charge of $1.9 billion, primarily related to lower projections of future cash flows for the long-term care reporting unit.  The Company assessed the fair value of goodwill based on a combination of a discounted cash flow analysis (income approach) and guideline company method (market approach).  The Company determined that the implied fair value of goodwill for long-term care was zero at the annual testing date by evaluating the fair value of all assets and liabilities of the long-term care reporting unit in accordance with fair value accounting standards.

In 2015, goodwill of $132.5 million related to the long-term care reporting unit was allocated to disposal groups that were classified as held for sale.  The allocation methodology was based on a relative fair value approach considering the value of the businesses to be disposed in relation to the value of the retained business.  Following the allocation, the goodwill of the remaining long-term care reporting unit was tested for impairment.  Based on the impairment testing methodology described in Note 2, no goodwill impairment charges were recorded in 2015.

In 2017, the Company recorded a non-cash asset impairment charge of $14.8 million related to one leased skilled nursing facility classified as held and used.  Due to the internal and external factors specific to this facility and as a result of an undiscounted cash flow analysis, the Company determined that the carrying value of this asset would not be recoverable and adjusted it to fair value.  The fair value of the facility was estimated using market-based data, including recent comparable sales and per bed market rates.

9.  Income Taxes

The provision for income taxes from continuing operations consisted of the following:

	Year ended December 31,
	2017	2016	2015
	(In thousands)
Current:
Federal	$(921)	$(525)	$—
State and local	62	142	162
	(859)	(383)	162
Deferred and other:
Federal	(41,229)	945,913	6,246
State and local	(3,213)	155,600	(1,598)
	(44,442)	1,101,513	4,648

Interest and penalties (income) expense	(424)	(174)	776
Provision for income taxes	$(45,725)	$1,100,956	$5,586

The reconciliation of the amount computed by applying the statutory federal income tax rate to loss from continuing operations before income taxes to the provision for income taxes was as follows:

	Year ended December 31,
	2017	2016	2015
	(In thousands)
Income tax benefit computed at statutory rate	$(93,772)	$(720,898)	$(34,901)
Differences resulting from:
Valuation allowance	(582,919)	1,031,168	—
State and local income taxes, net of federal effect	39,917	103,012	(933)
Employment tax credits	(2,730)	(2,600)	(2,600)
Other	(5,167)	6,919	1,327
Effect of federal deferred rate change	598,946	—	—
Goodwill impairment and disposition	—	683,355	42,693
Provision for income taxes	$(45,725)	$1,100,956	$5,586

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Significant components of the Company's federal and state deferred tax assets and liabilities were as follows at December 31:

	2017	2016
	(In thousands)
Deferred tax assets:
Financing obligation	$1,451,453	$2,132,164
Goodwill	192,322	323,315
Accrued insurance liabilities	93,612	142,138
Employee compensation and benefits	53,773	63,808
Other	4,381	13,530
Net operating loss and credit carryforward	100,673	84,688
	1,896,214	2,759,643
Valuation allowance	(1,307,453)	(1,837,683)
	588,761	921,960

Deferred tax liabilities:
Depreciable/amortizable assets	586,582	916,175
Indefinite-lived intangibles	80,503	120,630
Tax accounting method change	—	2,721
Other	2,061	3,064
	669,146	1,042,590

Net deferred tax (liabilities) assets	$(80,385)	$(120,630)

Deferred tax assets were recorded to the extent the assets would more likely than not be realized.  Based on the history of losses and uncertainty associated with projecting future taxable income, the Company determined in 2016 that a full valuation allowance should be recorded to offset net deferred tax assets.  In making such determination, management considered all available positive and negative evidence, including reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial performance.  The projection of future taxable income required management’s judgment in assessing industry trends and future profitability.  A full valuation allowance continues to be in effect for 2017.

The Tax Cuts and Jobs Act of 2017 reduced the federal corporate income tax rate from 35% to 21%.  Deferred tax assets and liabilities were adjusted to reflect the rate change and the corresponding valuation allowance was adjusted accordingly.  The Company had a net deferred tax liability balance that was primarily related to non-amortizable indefinite-lived intangible assets.  Due to uncertain timing of the reversal of this liability, the balance was not used as an offset of the deferred tax asset in determining the required valuation allowance.  The net deferred tax liability balance was adjusted to reflect the rate change and was recorded as an income tax benefit from continuing operations.  The portion of the deferred tax assets considered realizable could be adjusted in the future if positive or negative developments cause a change to the amount of, or weight given to, management’s projections of future income.

The valuation allowance included $83.9 million and $73.7 million in 2017 and 2016, respectively, related to Federal net operating loss carryforwards of $270.4 million expiring in 2034 or later and Federal tax credit carryforwards of $27.1 million expiring in 2032 or later.  The valuation allowance also included $20.9 million and $16.5 million in 2017 and 2016, respectively, related to the Company’s state and local tax loss and credit carryforwards with expirations between 2018 and 2037.  The activity in the valuation allowance for deferred tax assets was as follows:

	2017	2016	2015
	(In thousands)
Balance at January 1	$1,837,683	$681,433	$681,916
Additions charged to costs and expenses	—	1,156,250	—
Reductions	(530,230)	—	—
Other	—	—	(483)
Balance at December 31	$1,307,453	$1,837,683	$681,433

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	2017	2016	2015
	(In thousands)
Balance at January 1	$9,323	$15,498	$15,691
Increases related to current-year tax positions	767	921	794
Increases related to prior-year tax positions	—	—	15
Decreases related to prior-year tax positions	(1,597)	(7)	(557)
Reclassification to deferred tax	(257)	(2,342)	—
Settlements	(620)	(1,015)	—
Lapse of statute	(1,615)	(3,732)	(445)
Balance at December 31	$6,001	$9,323	$15,498

Unrecognized tax benefits, which if recognized, would impact the Company's effective income tax rate	$6,001	$9,323	$10,678
Accrued interest and penalties at December 31	$3,127	$3,650	$4,406

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and in most states.  With few exceptions, the Company was no longer subject to U.S. federal, state, or local income tax examinations for years before 2013.  The liability related to the portion of the Company’s unrecognized tax benefit that could be offset by net operating losses was reclassified in 2016 to offset the deferred tax asset related to its net operating loss carryforward.  Within the next twelve months, it is reasonably possible that the balance of unrecognized tax benefits related to prior-year positions could decrease by approximately $2.3 million due to settlements and lapse of statutes of limitations.

Net income tax refunds received, including related interest, amounted to $0.4 million in 2017, $2.4 million in 2016, and $10.8 million in 2015.

10.  Debt and Financing Obligation

Debt and financing obligation consisted of the following at December 31:

	2017			2016
		Less:
	Debt	Unamortized		Debt
	Balance	Issuance Costs	Net Debt	Balance
	(In thousands)
Term loan	$400,000	$(10,815)	$389,185	$377,000
Revolving credit facility	150,000	(4,056)	145,944	—
Total credit facility	550,000	(14,871)	535,129	377,000

Financing obligation	5,447,614	—	5,447,614	5,330,035
Other notes	90	—	90	90
Capital lease obligations	18,515	—	18,515	19,138
Total debt	6,016,219	(14,871)	6,001,348	5,726,263
Less amounts due within one year	(476,035)	14,247	(461,788)	(437,375)
Total long-term debt and financing obligation	$5,540,184	$(624)	$5,539,560	$5,288,888

Credit Agreement

In July 2017, the Company terminated its prior credit agreement and entered into a credit agreement with a new lender for a term loan of $400.0 million and a revolving commitment of $150.0 million.  Proceeds from the new credit agreement were used to extinguish the term loan balance under the prior credit agreement and to collateralize letters of credit.  Subsequent amendments to the agreement added provisions for administering letters of credit and extended the maturity date to January 17, 2019.

The obligors of the new credit agreement include HCR ManorCare, Inc. and specified subsidiary entities.  Certain other subsidiary entities provide a guaranty that grants a security interest in their assets as collateral for payment of the obligations.  The credit agreement contains various covenants, restrictions, and events of default.  Among other things, these provisions require the Company to maintain cash segregation between obligor and non-obligor entities, maintain certain minimum cash balances, and impose certain limits on the Company’s ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of any junior indebtedness, or enter into transactions with affiliates.

The Company incurred a total of $23.2 million in debt discount and issuance costs related to the new credit agreement and its amendments.  The balance sheet debt balances are presented net of these debt issuance costs which will be amortized using the effective interest method over the loan term. In December 2017, the Company paid a contingent fee of $11.0 million, or 2.0%, to the lender in accordance with the agreement as a result of transferring borrowed funds to a subsidiary entity that is not an obligor on the credit agreement.  In accordance with the amended agreement, an additional contingent fee of $5.5 million, or 1.0%, could become payable to the lender upon the occurrence of future similar actions.

The credit agreement requires quarterly interest-only payments with the principal due upon maturity.  The interest rate on borrowings under the new credit agreement is 9.5%, with provisions available to the lender to be made whole upon certain prepayments of principal and for additional interest of up to 2.0% upon an event of default or a change in control.  An additional 1.2% fee applies to the face amount of outstanding letters of credit.  As of December 31, 2017, the revolving credit facility was fully drawn at $150.0 million which included $76.8 million supporting the issuance of letters of credit.  The current letters of credit are supported by a cash collateral balance of $77.5 million, classified as restricted cash, representing 101% of the face amounts.

Prior Credit Agreement

The Company’s prior credit agreement with a group of lenders provided for a $400.0 million term loan and a $120.0 million revolving credit facility.  The prior term loan required repayment of principal in equal consecutive quarterly installments of $1.0 million with the remaining balance being due at maturity.  The Company made required repayments of $2.0 million in 2017 prior to extinguishing the debt, $4.0 million in 2016, and $4.0 million in 2015.  The interest rate on borrowings under the prior term loan was based on a Eurodollar rate subject to a floor of 1.5% plus a margin of 3.5%.  The interest rate on borrowings under the prior revolving credit facility was a Eurodollar rate plus a margin based on the Company’s total senior leverage ratio, ranging from 3.25% to 3.75%.  The prior revolving credit facility also required a commitment fee ranging from 0.5% to 0.75%, depending on the same senior leverage ratio.  Due to the going concern exception identified in the Company’s 2016 financial statements and other non-compliance, the Company received notice of default from the lenders in May 2017, and the base interest rate on the prior term loan was changed to the prime rate plus a margin of 2.5% and a default penalty of 2.0%.  The interest rate on the prior term loan was 8.75% immediately preceding the refinancing in July 2017 and was 5.0% at December 31, 2016.  Additionally, the Company paid $2.5 million in financing costs in 2017 related to a modification of the prior credit agreement.  Upon termination, the loan balances were repaid in full and the Company recorded a loss on debt extinguishment of $4.4 million, primarily related to unamortized deferred financing fees.

Financing Obligation

In connection with a 2011 sale-leaseback transaction that covered the majority of the Company’s long-term care facilities, the Company guarantees lease obligations under a master lease between the lessor and a Company subsidiary.  The guaranty imposes certain limits on the Company’s ability to pay dividends, incur indebtedness, and complete material acquisitions unless a specified coverage ratio is maintained.  Based on its coverage ratio, as defined in the guaranty, the Company is restricted from making any dividend payments to common shareholders.

The master lease groups the properties into four lease pools with initial terms expiring in 2029 through 2033.  At the Company’s option, assuming no events of default, the master lease allows extension of the lease for any entire pool of properties for periods ranging from six to 22 years.  The lease does not provide the Company the right to terminate its obligations under the master lease and provides purchase options only in limited circumstances such as casualty.  The Company is responsible for paying taxes, utility charges, and insurance premiums related to the master lease properties and for expending an annual minimum amount for capital projects, which includes a per bed minimum to be expended at each facility.

The master lease defines certain events as events of default.  Upon an event of default, certain remedies are made available to the lessor including, but not limited to, the termination of the lease with respect to one or more properties and compensation for damages during the search for a replacement tenant.  Under certain circumstances, the lessor could require the Company to purchase the property.  As discussed in Note 4, the Company was in default of the lease terms as of July 2017 and continues to be in default as of December 31, 2017.

A master lease amendment, effective April 1, 2015, reduced the monthly rent payments, reset rent escalations to 3.0% for each lease year through the expiration of the initial term and provided terms for further rent reductions related to planned divestitures.  The initial lease term was also extended five years while keeping the same extension options.  All planned divestitures were completed by March 31, 2017 and rent was reduced in accordance with the terms of the amendment.  The lease amendment also created deferred rent obligations to the lessor totaling $525.0 million, in two tranches: (i) a tranche A deferred rent obligation of $275.0 million and (ii) a tranche B deferred rent obligation of $250.0 million.  The tranche A obligation was fully satisfied when the Company transferred nine specified long term care facilities to the lessor, causing the facilities to be added to the master lease.  Additionally, a newly constructed assisted living facility was transferred to the lessor in 2016 in exchange for proceeds of $15.0 million and an increase to the annual master lease payment amount.

Until paid, the tranche B deferred rent obligation is scheduled to increase annually by a stated percentage starting at 3.0% in 2016 and increasing to 6.0% in 2021 and thereafter.  The events of default in July 2017 discussed in Note 4 accelerated the due date of the tranche B deferred rent obligation amount of $265.2 million.

The master lease amendment also provided terms for capital addition financing of up to $100 million, upon request by the Company.  As of December 31, 2016, approximately $2.8 million in capital addition financing has been funded by the lessor and annual minimum rent was increased by 7.75% of the funded amount.  No capital addition funding was requested in 2017.

In October 2016, the lessor transferred the lease and the leased properties to a newly-formed entity, which was then distributed to the former lessor’s shareholders.  All obligations, terms, and conditions of the master lease agreement remained the same.  Beginning in November, 2016, a lease amendment with the new lessor reduced the contractual rent due by $30.0 million over a three month ending in January 2017.  The amortization of financing obligation principal was adjusted prospectively to reflect these changes to the payment schedule.  Refer to Note 4 for a discussion of 2017 events concerning the master lease.

Fair Value

At December 31, 2017, the fair value of the Company’s debt, excluding capital lease and financing obligations, approximated the carrying value of $550.1 million.  At December 31, 2016, the carrying value and fair value was $377.1 million and $321.8 million, respectively.  The fair value of the Company’s 2016 variable-rate term loan was calculated based on a quoted market price, which is classified as a Level 1 measurement in the fair value hierarchy described in Note 8.

Other Information

Interest paid, primarily related to debt and the financing obligation, amounted to $322.6 million in 2017, $441.5 million in 2016, and $455.9 million in 2015.  Future maturities, excluding capital lease and financing obligations, are $0 in 2018 and $550.0 million in 2019.

11.  Leases and Commitments

Leases

The Company leases property and equipment under both operating and capital leases, which expire at various dates through 2036.  Certain of the leases contain purchase options.  The Company also has a financing obligation related to a master lease.

Payments under non-cancelable operating leases, the present value of net minimum lease payments under capital leases, and minimum lease payments under financing obligations as of December 31, 2017 are as follows:

	Operating Leases	Capital Lease Obligations	Financing Obligation
	(In thousands)
2018	$9,190	$2,149	$916,546
2019	6,892	2,166	499,208
2020	4,874	2,084	514,189
2021	2,462	2,088	529,616
2022	792	2,097	545,505
Later years	4,428	21,222	5,237,818
Total minimum lease payments	$28,638	31,806	8,242,882

Plus residual financing obligation		—	1,390,880
Less amount representing interest		13,291	4,186,148
Present value of net minimum lease payments (included in debt and financing obligation - see Note 10)		$18,515	$5,447,614

The residual financing obligation approximates the expected net book value of the related assets at the end of the lease to avoid a built-in loss.  Rental expense was $13.9 million for 2017, $13.3 million for 2016, and $13.8 million for 2015.

Contractual Commitments

As of December 31, 2017, the Company had contractual commitments of $2.0 million related to its internal construction program.  As of December 31, 2017, the Company had total letters of credit of $76.8 million that benefit certain third-party insurers, and 91% of these letters of credit related to recorded liabilities.

12.  Contingencies

The Company is party to legal matters arising in the ordinary course of business, including patient care-related claims and litigation, employment-related claims, regulatory matters, and environmental actions.  Management continually evaluates all contingencies based on the best available evidence, and believes that liabilities have been recorded for all losses that are both probable and can be reasonably estimated.  These estimates involve significant judgment and accordingly, the Company’s estimate of losses may change from time to time and actual losses may be more or less than the estimated amount.  No estimate of loss or range of possible losses in excess of amounts accrued could be established, individually or in the aggregate, for the matters described below.

General and Professional Self-Insured Liabilities and Litigation

The Company and others in the healthcare industry are subject to claims and lawsuits related to patient care and treatment.  The Company’s allowance for professional liability risks, as described in Note 2, includes an estimate of the expected cost to settle reported claims and an amount, based upon past experience, for losses incurred but not yet reported.  General and professional liability had a short-term component of $78.8 million and $81.0 million at December 31, 2017 and 2016, respectively, included in accrued insurance liabilities, and a long-term component of $249.2 million and $245.4 million, respectively, included in other long-term liabilities.  An estimated insurance recovery receivable of $23.0 million and $22.1 million is included in other long-term assets at December 31, 2017 and 2016, respectively.  The expense for general and professional liability claims, premiums and administrative fees of $88.5 million for 2017, $88.2 million for 2016, and $120.6 million for 2015, is included in operating expenses.  These liabilities are necessarily based on estimates and although management believes that the liability is adequate, the ultimate liability may be in excess of, or less than, the amounts recorded which could result in an adjustment to future earnings.

Regulatory Matters

The Company is routinely subject to various payment reviews, audits, investigations, and inquiries as a result of participating in the Medicare and Medicaid programs and routinely responds to governmental demands, subpoenas, and other requests for information regarding the business and operations of the Company’s business units.  These matters included a lawsuit resulting from a Complaint in Intervention filed in 2015 by the United States in the Federal District

Court for the Eastern District of Virginia asserting civil claims against the Company under the False Claims Act based on allegations that the Company’s skilled nursing facilities billed federal healthcare programs for services that were not reasonable and necessary, and/or were not skilled in nature.  This lawsuit followed an inquiry coordinated by the U.S. Department of Justice, the Department of Health and Human Services, Office of Inspector General, and certain state attorneys general offices and the unsealing of three qui tam lawsuits previously filed in the Eastern District of Virginia under the False Claims Act.  On November 27, 2017, following a vigorous defense by the Company, the Court entered an Order granting a motion by the United States to dismiss the lawsuit with prejudice; the Company made no payment of any kind, nor does it have any ongoing obligations, in connection with this dismissal, which ends the matter fully and finally.  With respect to other currently active or outstanding matters, the Company believes it is in material compliance with all applicable laws and regulations and is vigorously defending itself.  However, the ultimate outcome of ongoing matters is uncertain, and these matters require substantial management time and costs to continue to defend the Company and could, among other things, (1) require the Company to refund or adjust amounts previously paid for services under the governmental programs; (2) require payment of substantial fines, penalties or other sanctions; (3) result in the loss of Company’s business units’ right to participate in the Medicare or Medicaid programs; or (4) cause damage to the Company’s reputation.

Employment-Related Lawsuits

A variety of federal and state employment-related laws and regulations apply to the Company’s operations including the U.S. Fair Labor Standards Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, federal and state wage and hour laws, state minimum staffing requirements applicable to healthcare providers, and a variety of other laws enacted to govern employment-related matters.  The Company has employment-related claims at various stages of investigation and resolution.  Liabilities are recorded for such claims when losses are probable and the amount can be reasonably estimated.

Environmental Liabilities

One or more subsidiaries or affiliates of the Company have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws.  CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up.  The Actions allege that PRPs transported and/or generated hazardous substances that came to be located at the sites in question.  The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where subsidiaries or affiliates of the Company are alleged to be a PRP has not yet been quantified.  At December 31, 2017 and 2016, the Company had $2.6 million accrued at each date in other long-term liabilities based on its current assessment of the likely outcome of the Actions.  The amount of the Company’s liability was determined based on management’s continual monitoring of the litigation activity, estimated clean-up costs, and the portion of the liability for which the Company is responsible.

13.  Discontinued Operations

During 2015, the Company completed the sales of two long-term care facilities and one home care agency that were held for sale and classified as discontinued operations as of December 31, 2014.

Following is a summary of discontinued operations:

	Year ended December 31,
	2017	2016	2015
	(In thousands)
Revenues	$—	$—	$4,499

(Loss) income from operations before income taxes	$(115)	$43	$(15,736)
Income tax expense (benefit)	—	17	(6,216)
(Loss) income from operations	(115)	26	(9,520)
Gain on divestiture, net of taxes	—	—	3,980
(Loss) income from discontinued operations	$(115)	$26	$(5,540)

The Company retains risk for loss contingencies related to discontinued operations as described in Note 11.  Such liabilities are estimated based on the best available evidence and are updated as additional information becomes available.  Any changes to estimates are recorded in results of discontinued operations.

14.  Redeemable Preferred Stock

Preferred stock is non-convertible and has a liquidation preference of $1,000 per share, plus any unpaid accrued dividends.  The preferred holders receive a 10% dividend, payable semiannually on October 1 and April 1.  The Company has the right to redeem the outstanding preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such stock, plus any unpaid accrued dividends.  Preferred stock is classified outside of permanent equity because the holders have the right to cause the Company to redeem it.  Any preferred stock redeemed by the Company will be cancelled.  As of December 31, 2017, no shares have been redeemed.  The carrying value of the preferred stock was equal to the redemption value of $1,025 per share at both December 31, 2017 and 2016.

15.  Stock-Based Compensation

The Company maintains an Equity Incentive Plan under which it has granted awards to executive and non-executive officers.  There were 2,025,900 shares and 144,953 shares available for grant under the plan at December 31, 2017 and 2016, respectively.

Restricted Stock

Restricted stock balances include both fully vested and non-vested restricted stock.  Certain restricted shares will vest immediately upon the Company’s principal shareholders liquidating down to less than 30% of their holdings on the grant date, and other shares also require achieving certain rates of return in connection with the liquidity event.  Any outstanding restricted shares that have not vested upon the occurrence of a liquidity event will become time-vested restricted shares that vest two years after the principal shareholders liquidate down to less than 10% of their holdings on the grant date.  The grant-date fair value of non-vested restricted shares will be determined and expensed at such time a liquidity event becomes probable.  There were 1,725,839 and 3,606,786 non-vested restricted shares outstanding as of December 31, 2017 and 2016, respectively.  No shares were issued and 1,880,947 shares were forfeited in 2017.  No shares were issued or forfeited in 2016.

16.  Employee Benefit Plans

Defined Benefit Plans

The Company has one qualified and two non-qualified defined benefit pension plans.  The qualified plan is an underfunded plan with continuing benefits.  The unfunded non-qualified plans include one plan with frozen future benefits and one with continuing benefits.

Obligations and Funded Status

The funded status of the plan was as follows:

	2017	2016
	(In thousands)
Change in projected benefit obligation
Benefit obligation at beginning of year	$17,565	$15,462
Service cost	800	844
Interest cost	608	653
Actuarial loss	3,104	803
Benefits paid	(61)	(59)
Settlements	(6,914)	(138)
Benefit obligation at end of year	15,102	17,565

Change in plan assets
Fair value of plan assets at beginning of year	1,286	1,398
Actual return on plan assets	160	43
Employer contribution	6,629	42
Benefits paid	(61)	(59)
Settlements	(6,914)	(138)
Fair value of plan assets at end of year	1,100	1,286
Funded status at end of year	$(14,002)	$(16,279)

Amounts recognized in the balance sheets consisted of:
Current liabilities	$(42)	$(42)
Long-term liabilities	(13,960)	(16,237)
	$(14,002)	$(16,279)

Amounts in accumulated other comprehensive loss that have not been recognized in net periodic pension cost, net of tax:
Net actuarial loss	$3,685	$1,418

Accumulated benefit obligation for all plans	$7,136	$10,552

The Company expects to recognize $0.1 million of the net actuarial loss in 2018.

	Year ended December 31,
	2017	2016	2015
	(In thousands)
Components of Net Pension Cost
Service cost	$800	$844	$929
Interest cost	608	653	646
Expected return on plan assets	(73)	(83)	(85)
Amortization of net actuarial loss	134	28	235
Settlement loss	1,531	35	27
Net pension cost	$3,000	$1,477	$1,752

Disclosure Assumptions

	2017	2016
For determining benefit obligations at December 31:
Weighted-average discount rate	3.50%	3.97%
Rate of compensation increase	5.00%	5.00%

	2017	2016	2015
For determining net pension cost for the year:
Weighted-average discount rate	3.97%	4.22%	3.75%
Expected return on assets	5.75%	6.25%	6.25%
Rate of compensation increase	5.00%	5.00%	5.00%

The rate of compensation increase applies to plans with continuing benefits.  The expected long-term rate of return on plan assets is based on the historical trend for the Company’s qualified pension plan.

Plan Assets

The Company measures the assets held in its qualified defined benefit pension plan at fair value using the three-tier hierarchy described in Note 8.  All of the Company’s pension assets use Level 1 observable inputs such as quoted prices in active markets.

The fair values of the Company’s defined benefit pension plan assets were $1.1 million and $1.3 million at December 31, 2017 and 2016, respectively.  The Company’s investment strategy for its defined benefit plan is a target of 50% equity securities and 50% debt securities, which is rebalanced from time to time to approximate that mix.  Equity securities consist of domestic mutual funds in large, medium, and small cap companies.  Debt securities consist of bond mutual funds.

Cash Flows

In 2018, the Company expects to contribute pension payments of less than $0.1 million.  The expected benefit payments for the 10 years subsequent to December 31, 2017 are as follows (in millions):

2018	2019	2020	2021	2022	2023-2027
$0.1	$0.1	$0.1	$0.2	$0.2	$0.8

Other Information

In addition to the benefit liabilities in the tables above, the Company has a supplemental obligation to certain officers.  The Company has committed to fund this obligation by releasing a portion of the Company’s interest in the cash surrender values of split-dollar life insurance arrangements to these officers upon retirement, if necessary.  The Company’s share of the cash surrender value of the policies was $0.3 million and $1.7 million at December 31, 2017 and 2016, respectively.  The balances are included in other long-term assets.  The Company’s obligation of $0.3 million and $1.7 million at December 31, 2017 and 2016, respectively, is included in other long-term liabilities.

Defined Contribution and Other Plans

The Company maintains a savings program qualified under Section 401(k) of the Internal Revenue Code and other non-qualified, deferred compensation programs.  The Company’s expense for these plans was $29.5 million in 2017, $16.4 million in 2016, and $8.7 million in 2015.  In 2017, the Company matched participant contributions up to a maximum of 2% of the participant’s compensation, as defined in each plan.  The match was 1% in 2016 and 2015 and was also suspended for the first half of 2015.  Executive officers and other highly compensated employees can elect to defer a portion of their compensation into non-qualified deferred compensation plans.  Deferrals can be allocated to various hypothetical investment options.  Changes in the value of compensation deferred under these plans are recognized each period based on the fair value of the hypothetical investments at the measurement date.  The fair value of this unfunded liability was $80.1 million and $115.3 million at December 31, 2017 and 2016, respectively, which is included in other long-term liabilities.  As of December 31, 2017, $112.2 million that is contractually due to a retired officer under these and other plans is included in other current liabilities.  A portion of this amount may be offset by certain investments held in a rabbi trust valued at $57.5 million as of December 31, 2017.

17.  Accumulated Other Comprehensive (Loss) Income

The changes in accumulated other comprehensive loss, by component, were as follows:

	2017	2016	2015
	(In thousands)
Defined benefit pension plans, net of income taxes:
Balance at January 1	$(1,418)	$(975)	$(2,828)

Change before reclassifications:
Net actuarial (loss) gain	(3,017)	(843)	2,656
Tax effect	(915)	362	(967)
	(3,932)	(481)	1,689

Amounts reclassified:
Amortization of net actuarial loss	134	28	235
Settlement loss	1,531	35	27
Tax effect	—	(25)	(98)
	1,665	38	164
Other comprehensive (loss) income, net	(2,267)	(443)	1,853
Balance at December 31	$(3,685)	$(1,418)	$(975)

18.  Segment Information

The Company’s reportable operating segments are Long-Term Care and Hospice and Home Health.  Long-Term Care includes the operation of skilled nursing centers, assisted living facilities, and memory care facilities.  The Other category includes other health care-related businesses.  Asset information by segment, including capital expenditures, is not provided to the Company’s chief operating decision maker.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies described in Note 2.  The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses.

	Long-Term	Hospice and
	Care	Home Health	Other	Total
	(In thousands)
Year ended December 31, 2017:
Revenues from external customers	$3,086,366	$589,473	$65,297	$3,741,136
Depreciation and amortization	122,500	1,645	4,646	128,791
Operating margin	403,596	130,473	(3,099)	530,970

Year ended December 31, 2016:
Revenues from external customers	$3,221,772	$547,434	$73,533	$3,842,739
Depreciation and amortization	123,049	1,425	5,033	129,507
Operating margin	490,269	114,482	(1,386)	603,365

Year ended December 31, 2015:
Revenues from external customers	$3,468,999	$532,131	$78,445	$4,079,575
Depreciation and amortization	130,906	1,718	4,813	137,437
Operating margin	560,225	106,856	1,956	669,037

The following table reconciles segment operating margin to consolidated loss from continuing operations before income taxes:

	Year ended December 31,
	2017	2016	2015
	(In thousands)
Segment operating margin	$530,970	$603,365	$669,037
General and administrative	(173,640)	(135,259)	(137,992)
Depreciation and amortization	(128,791)	(129,507)	(137,437)
Asset impairment	(14,807)	(1,947,435)	—
Total other expenses, net	(481,653)	(450,874)	(493,324)
Loss from continuing operations before income taxes	$(267,921)	$(2,059,710)	$(99,716)

19.  Subsequent Events

Except for the matter discussed below, the Company has evaluated subsequent events through February 2, 2018, the date on which the financial statements were available to be issued.

On March 2, 2018, the Company entered into a plan sponsor agreement with Quality Care Properties, Inc. (QCP) and certain QCP subsidiaries that are lessors of properties subject to the master lease described in Note 4.  Concurrently, the Company and its majority equity owners entered into a restructuring support agreement whereby the equity owners agreed to support the plan as described in the plan sponsor agreement.  Pursuant to those agreements, on March 4, 2018, the Company’s parent entity, HCR ManorCare, Inc. filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware.  Upon approval and satisfaction of conditions of the plan, QCP or its designee will receive all of the newly issued and outstanding common stock of the reorganized HCR ManorCare, Inc. in exchange for a discharge of all of the lessor’s claims against the Company arising under the guaranty of obligations of HCR ManorCare, Inc.  According to the plan sponsor agreement, all creditors of the Company, other than QCP and its subsidiaries, will be unimpaired under the restructuring plan.  The consummation of this transaction is subject to certain conditions, including the receipt of certain state licensing approvals and the entry by the bankruptcy court of a confirmation order and final order consistent in form and substance with the agreement.  Either party may terminate the agreement if the transaction has not been consummated by September 30, 2018, and there is no certainty that the transaction will be consummated.